BRUUSH ORAL CARE INC.

128 WEST HASTINGS STREET, UNIT 210

VANCOUVER, BRITISH COLUMBIA V6B 1G8

CANADA

July 29, 2022

Tracey Houser

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bruush Oral Care Inc. Amendment No. 3 to Registration Statement on Form F-1
Filed July 26, 2022
File No. 333-265969

Dear Ms. Houser:

By letter dated July 27, 2022, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Bruush Oral Care Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Amendment No. 3 to Registration Statement on Form F-1 filed on July 26, 2022. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses. We are filing Amendment No. 4 reflecting the following responses.

Amendment No. 3 to Registration Statement on Form F-1 Capitalization, page 21

1.	Please refer to prior comment 4. As previously requested and as described in the notes to the table, revise the capitalization table to include a separate line item to reflect the warrant derivative liabilities in your actual historical and pro forma as adjusted financial information.

Response: In response to the Staff’s comment, the dilution per share to new investors has been updated to include the Warrant Derivative amount.

Dilution, page 25

2.	We note that dilution per share to new investors in this offering should represent the difference between the assumed initial public offering price per share of $6.20 and the pro forma as adjusted net tangible book value per share of ($0.28). Please revise to reflect this amount as ($6.48).

Response: In response to the Staff’s comment, the dilution per share to new investors has been updated to reflect the delta between the offering price per unit of $6.20 and the as adjusted net tangible book value per share of $0.60 with the amount now being ($5.60).

Bruush Oral Care Inc.

July 29, 2022

The Company acknowledges that:

●	it is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this filing.

Very truly yours,

/s/ Aneil Manhas
Aneil Manhas
Chief Executive Officer